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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 27, 2018

VIA EDGAR CORRESPONDENCE

Messrs. Vincent Di Stefano and Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Messrs. Di Stefano and Williamson:

This letter responds to the following comment provided to Jeremy Clemens of Dechert LLP and me over the course of several telephonic discussions with each of you, as well as with Andrea Ottomanelli Magovern and Daniele Marchesani of the Chief Counsel’s Office of the Division of Investment Management, with respect to your review of Post-Effective Amendment No. 68 (“PEA No. 68”) to the Registrant’s registration statement filed with the SEC on February 12, 2018. PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Target Date 2060 Portfolio (the “Portfolio”). Undefined capitalized terms used below have the same meaning as given in the registration statement.

Comment: The SEC staff (“Staff”) notes that the “Service Providers—Transaction Between the Investment Adviser and the Sub-Adviser” section of the Prospectus describes an asset purchase agreement between the Investment Adviser and the Sub-Adviser. The disclosure notes that as part of the agreement, the Investment Adviser has agreed to make certain payments to the Sub-Adviser in the event that the Sub-Adviser is terminated prior to August 21, 2019.

It is the position of the Disclosure Review and Accounting Office and Chief Counsel’s Office that such payments, as well as other payments that are the functional equivalent of termination payments, constitute a penalty and are therefore inconsistent with the requirement under Section 15(a)(3) of the Investment Company Act of 1940, as amended (the “1940 Act”), that advisory agreements may be terminated at any time, without the payment of any penalty.

Response: As we discussed on July 17, 2018 and August 21, 2018, the Board of Trustees of the Registrant has approved the termination of the Sub-Adviser, effective on or about November 30, 2018. As a result, the Registrant will remove the disclosure relating to the arrangement from the registration statement. The Investment Adviser has confirmed to the Registrant that it will not include such arrangements in any future asset purchase or similar agreement relating to a fund registered under the 1940 Act.

Messrs. Vincent Di Stefano and Jay Williamson September 27, 2018 Page 2

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:	Caroline Kraus, Goldman Sachs Asset Management, L.P.

Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Geoffrey R.T. Kenyon, Dechert LLP